February 13, 2025

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attention:	Juan Grana Katherine Bagley

Re:	IMAC Holdings, Inc. (the “Company” or “IMAC”) Amendment No. 2 to Registration Statement on Form S-1 Filed February 12, 2025 File No. 333-280184

Dear Mr. Grana and Ms. Bagley:

In response to your oral comments delivered by telephone to the Company’s counsel on February 12, 2025 (the “Oral Comments”), please see below IMAC’s responses to your comments and revisions in connection there with included in Amendment No. 3 to the Registration Statement on Form S-1, File No. 333-280184 as filed with the Securities and Exchange Commission on February 13, 2025 (“S-1 Amendment No. 3”). We have included your comments in italics for reference.

Amendment No. 2 to Registration Statement on Form S-1

General

1. Resubmit Exhibits 10.35 and 10.36 in a format that is text-searchable.

RESPONSE: In response to Oral Comment No. 1, the Company has filed Exhibits 10.35 and 10.36 with the S-1 Amendment No. 3 in a format that is text-searchable.

Prospectus Summary, page 3

2. Provide more information about the clinical data referred to in the Strategy section to substantiate the disclosure about such clinical data.

RESPONSE: In response to Oral Comment No. 2, the Company has revised the disclosure in S-1 Amendment No. 3 to provide fulsome disclosure regarding the clinical data. The Company is hereby submitting marked pages set forth on Exhibit A hereto showing proposed changes to the S-1 Amendment No. 3.

Securities and Exchange Commission

February 13, 2025

Prospectus Summary, page 4

3. Revise the disclosure on page 4 to state that the Company cannot guarantee it will meet the requirements of such new rules or obtain any requisite approvals required by new rules.

RESPONSE: In response to Comment No. 3, the Company has revised the disclosure in S-1 Amendment No. 3 to disclaim any implied guarantee that the Company will be able to meet the requirements of any applicable future rule. The Company is hereby submitting marked pages set forth on Exhibit B hereto showing proposed changes to the S-1 Amendment No. 3.

If you require any further information or have additional questions, please contact me at (818) 613-0151 or our counsel, Carol W. Sherman of Kelley Drye & Warren LLP, at (212) 808-5038.

Sincerely,

/s/ Faith Zaslavsky
Faith Zaslavsky
Chief Executive Officer

cc:	Carol W. Sherman

EXHIBIT A

Under the License Agreement between George Mason Intellectual Properties ("GMIP") and Theranostics Health, LLC and its successors dated September 15, 2006, as amended from time to time, and assigned to the Company on May 23, 2024 pursuant to that certain Assignment and Assumption of License and Consent of Licensor between Theralink, us and GMIP (the "GMU License"), GMIP granted us an exclusive, worldwide, sublicensable license, under the patents described in the GMU License (the "GMU Patents"), to make, have made, import, use, market, offer for sale and sell products designed, manufactured, used and/or marketed for use in all fields and for all uses during the term of the GMU License (the "GMU Licensed Products"). The term of the GMU License continues until the expiration of the GMU Patents, unless sooner terminated by GMIP or us in accordance with the terms of the GMU License. The exclusivity of the GMU License is conditioned on our agreement to manufacture GMU Licensed Products substantially in the United States unless we obtain a waiver of this requirement from an appropriate U.S. governmental authority.

Additionally, under the GMU License, GMIP granted to us an exclusive option (the "Exclusive Option") to GMIP's or George Mason University's interest in any information, inventions, procedures, methods, devices, discoveries, technologies, data, designs or concepts related to the field of theragnostics from certain inventors as described in the GMU License.

As consideration for the GMU License, we agreed to pay GMIP (1) an annual fee of fifty-thousand dollars ($50,000) for the Exclusive Option, (2) quarterly royalties equal to the net revenue obtained by us and our affiliates from the sale of the GMU Licensed Products multiplied by one and one-half percent (1.5%), (3) quarterly sublicensing royalties equal to the sublicensing revenue obtained by us and our affiliates in connection with the GMU License multiplied by fifteen percent (15%), and (4) a payment of five thousand dollars ($5,000) for each patent issued relating to GMU Patents.

We have the right to control all aspects of filing, prosecuting, and maintaining the GMU Patents at our sole discretion. During the term of the GMU License, we have the first option to police the GMU Patents and the GMU Licensed Products against infringements by other parties worldwide within the designated field of use.

We are required to maintain product liability insurance in amounts specified in the GMU License.

The GMU License also contains unilateral indemnification obligations of the Company and other obligations of the parties and termination provisions.

Strategy

We expect to increase levels of revenue by increasing volume sample analysis. As more samples are processed in parallel, the cost per test decreases significantly. Hundreds of patient specimens can be analyzed at once thereby improving overall economics and broadening patient access.

Looking forward, our objective is to cement our technology as standard of care by achieving formal guideline inclusion. ~~We~~As discussed below under "Product Portfolio" we have already obtained ~~a foundation of~~ clinical data that positions us to request coverage from additional payers and to propose that major cancer care guidelines, such as the National Comprehensive Cancer Network (NCCN), incorporate certain of our proteomic biomarkers. As we complete larger prospective studies and augment our data on test performance and clinical utility, and on different protein markers, we expect expanded guideline recommendations to follow. In parallel, new drug approvals, particularly in the antibody-drug conjugate and immunotherapy spaces, further amplify the need for a diagnostic that can identify responders and non-responders. By leveraging these emerging therapeutic markets with a validated protein-based assay, we anticipate a rapid increase in testing volume as our resources allow us to scale sales and operations and product development to cover additional cancer types.

We believe that significantly expanding the utilization of our proteomic assay will depend on adequate resources for sales, marketing, and educational programs, complemented by robust clinical evidence. Currently our testing volume is low, in part because of limited promotional activities and the early-stage nature of our commercial launch. Nonetheless, we have compelling clinical data showing that our reverse phase protein array (RPPA) analysis can predict which patients will respond or fail to respond to targeted therapies and immunotherapies. By demonstrating both clinical and economic benefits – such as avoiding expensive, ineffective treatments – our assay

A-1

has the potential to achieve widespread adoption once we allocate sufficient funding to physician outreach, payer engagement, and professional education.

Although we have patent coverage in certain jurisdictions outside of the United States for certain biomarkers related to our assay, we do not currently offer or sell our products outside of the United States. Our immediate priority is to establish adoption within the United States. We plan to further explore international opportunities once we have sufficient funding and operational resources to implement our expansion strategy abroad.

Product Portfolio

Our product is a unique and patented Reverse Phase Protein Array (RPPA) technology platform, which can quantify protein signaling to support oncology clinical treatment decisions and biopharmaceutical drug development. Because protein signaling is responsible for the development and progression of cancer, nearly all FDA-approved cancer therapeutics target proteins, not genes. The Ignite RPPA technology can reveal the protein drug target(s) that are essentially turned "on" in a patient's cancer and may help support the most effective treatment plan to turn those proteins "off". Therefore, the Ignite RPPA technology is a critical tool that may empower oncologists with actionable information to effectively treat a cancer patient, which is often missed by standard proteomic and genomic testing. Our commercially available Lab Developed Test (LDT), the Ignite RPPA Assay for Breast Cancer, is currently being utilized by oncologists across the United States to assist in making the most targeted treatment plan for their patients with advanced breast cancer. In 2023, Theralink began receiving reimbursement for this test by Medicare and certain third-party payors. The Ignite Proteomics test determines which drug target(s) are present and/or activated and may reveal to the oncologist which patients are predicted to be responders versus non-responders to a particular therapeutic. The test may provide therapeutic recommendations to support oncologist treatment selection of the best therapy option – which may improve patient response and consequently save the healthcare system substantial dollars.

In molecular diagnostic testing, it is common for assays to include dozens or even hundreds of potential markers, even though only a smaller subset has the robust evidence to warrant major cancer care guideline inclusion, for instance, the guidelines of the National Comprehensive Cancer Network (NCCN), and commercial and government payer reimbursement. Our Ignite RPPA tests for 32 analyte, which are proteins or "activated" proteins. Although we currently measure 32 protein markers in a single test we are pursuing formal insurance coverage and guideline inclusion, including from NCCN, on a marker-by-marker basis, focusing first on those that demonstrate clear clinical utility.

3

We believe our RPPA analysis of phosphorylated AKT for AKT-targeted drugs, two-marker combinations for HER2 therapy response, and MHC-II for pembrolizumab meet the standards for NCCN guideline inclusion as emerging biomarkers based on the following clinical data:

- phosphorylated AKT, which is shown to be a predictor of response to the drug ipatasertib independent of the traditional biomarkers. The findings are clinically significant (95% confidence level of 4%-67% improvement over standard of care), even though the sample size is small. The study is published at https://pmc.ncbi.nlm.nih.gov/articles/PMC9377742/.

A-2

(Added)

NGS/IHC biomarker positive; pAKT-low (n = 26)
Difference: 0.0%
(95% CI, –38.3–38.3%)
Response rate (%)
75
50
25
0
53.8% (7)
53.8% (7)
(13)
(13)
PBO+PAC
IPAT+PAC
NGS/IHC biomarker positive; pAKT-high (n = 41)
Difference: 35.5%
(95% CI, 3.85–67.2%)
83.3% (15)
47.8% (11)
(23)
(18)
PBO+PAC
IPAT+PAC

- Plotting pEGFR and pERBB2 expression together revealed a separation into two groups of patients: one with excellent response to the target therapy, neratinib, and one without. Since HER2 and EGFR are well-known heterodimerization partners, the fact that both are found to be highly co-activated in the pre-treatment tumor samples of responding patient population provide further evidence of functional HER2-driven pathway activation and signaling coherence. The study is published at https://pmc.ncbi.nlm.nih.gov/articles/PMC8571284/.

- MHC-II has been shown to be a superior biomarker to PDL-1 for predicting response to pembrolizumab (Keytruda). The data we will present to NCCN is currently in review for publication. However, there are other studies that support our findings, including at https://pmc.ncbi.nlm.nih.gov/articles/PMC4740184/ for melanoma patients. Our data will be the first analysis in breast cancer patients to be published.

The currently available Ignite RPPA Assay for Breast Cancer will be followed by the Ignite RPPA Pan-Tumor Assay 1.0, expected to launch in 2025 to include ovarian, endometrial, and head & neck cancers. The test is expected to expand further in 2026 to the Ignite RPPA Pan-Tumor Assay 2.0 to support the treatment of colorectal, prostate, pancreatic, lung, and other solid tumor cancer indications. We are aware that the U.S. Food and Drug Administration (the "FDA") published new rules concerning LDT regulation on May 6, 2024, and intend to comply fully with the final regulations. Because we have demonstrated analytic and clinical validity under CLIA, CAP, and NYS CLEP standards, we anticipate meeting any additional FDA requirements as they come into effect. However, we cannot guarantee that we will meet any such new requirements or be able to obtain any new approvals required.

A-3

Exhibit B

B-1